ARCELORMITTAL 6-K

Exhibit 99.1

ArcelorMittal reports fourth quarter 2024 and full year 2024 results

Luxembourg, February 6, 2025 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and twelve-month periods ended December 31, 2024.

2024 key highlights:

Safety focus: Protecting employee health and well-being remains an overarching priority of the Company. LTIF rate of 0.70x in FY 2024 and 0.92x in FY 2023. Business specific plans have been developed to implement the recommendations of the Company-wide safety audit by dss+

Resilient operating results despite challenging market conditions: FY 2024 EBITDA of $7.1bn (EBITDA/tonne of $130/t), reflects structural business improvements and the benefits of regional/product diversification

Adjusted net income: FY 2024 net income of $1.3bn was impacted by non-cash and exceptional items totaling $1.0bn (including impairments2, restructuring costs3 and one-off tax charges4). Adjusted net income for FY 2024 was $2.3bn (adjusted basic EPS of $2.95)5

Cash flow being reinvested for growth and shareholder returns: Over the past 12 months, the Company has generated net cash provided by operating activities of $4.9bn and spent maintenance/normative capex of $2.8bn resulting in investable cash flow of $2.0bn. Out of this, the Company invested $1.3bn on strategic growth capex projects, returned $1.7bn to ArcelorMittal shareholders and allocated a net $0.6bn to M&A. The Company has grown the business, rewarded shareholders (all-in cash yield of 8.4%) all whilst maintaining a strong balance sheet

Maintaining financial strength: Net debt at the end of 2024 was $5.1bn (gross debt of $11.6bn and cash and cash equivalents of $6.5bn). Year-end 2024 liquidity totaled $12.0bn9

Share repurchases driving enhanced value: During 2024, the Company repurchased 52 million shares6, reducing the total shares outstanding by 6.3% and bringing the fully diluted share count reduction since September 2020 to 37%. Book value per share is $64/sh at the end of 2024

Strategic priorities

Strategic growth update: The Group‘s high return strategic growth projects are now expected to increase EBITDA potential by $1.9bn7 (previously $1.8bn), with a $0.4bn benefit to EBITDA targeted in 2025, despite delays to some smaller projects:

•	Targeting $0.2bn EBITDA contribution in 2025 from completed projects in India (1GW renewables) and Brazil (Vega CMC)
•	Liberia iron ore expansion revised to 20Mt: A multiple product sinter feed and concentrate approach, together with a revised mining plan and additional investment in infrastructure, allows for an additional 5Mt per annum of marketable material vs. the previous approved plan. The first concentrate production was achieved in 4Q 2024, with ramp up to 20Mt run-rate capacity expected by the end of 2025. Project capex has been revised to $1.8bn (from $1.4bn previously) with EBITDA potential increased to $450m (from $350m previously) with $0.2bn EBITDA targeted in 2025 from ~10Mt of shipments (with the majority of shipments expected in 2H 2025)
•	New state-of-the-art 1.5Mt EAF at AMNS Calvert (US) near completion, with commissioning underway. This will be the first EAF in North America capable of supplying exposed automotive grades with domestically melted and poured material
•	New electrical steel plant to be constructed in Calvert (100% owned by ArcelorMittal) with capacity to deliver up to 150Kt of premium non-grain-oriented electrical steel (NOES) annually. Net capex to build the plant is estimated at $0.9bn8 with production anticipated to commence in 2H 2027 and expected annual EBITDA impact of $0.2bn at full capacity

Economic decarbonization: ArcelorMittal continues to optimize its decarbonization pathway to ensure competitiveness and an appropriate return on investment. Large scale decarbonization projects are advancing at a slower pace than originally anticipated due to insufficient policy/market developments. Current investments are focused on the new EAF at Gijón (Spain) and the EAF expansion at Sestao (Spain) which are intended to further expand the Company’s offering of XCarb® low carbon emissions steel

Capital returns: As of the end of December 31, 2024, 92% of the current 85m share buy-back program has been completed. The Board proposes to increase the annual base dividend to shareholders to $0.55/sh in FY 2025 (from $0.50/sh in FY 2024), to be paid in two equal installments in June 2025 and December 2025, subject to the shareholders' approval at the 2025 AGM. The Company will continue to return a minimum of 50% of post-dividend free cash flow to shareholders via share buybacks

Outlook

Company believes demand will increase during 2025: The Company expects higher apparent demand in FY 2025 compared to FY 2024. With low inventory levels, especially in Europe, the Company is optimistic that restocking activity will supplement real demand improvement

Capex discipline in support of growth and competitive decarbonization: Capex in 2025 is projected to be within the range of $4.5-$5.0bn, including $1.4-$1.5bn on our strategic growth projects and $0.3-$0.4bn on projects related to decarbonization

Positive free cash flow outlook in 2025 and beyond: Cash flow in 2025 is expected to be supported by working capital optimization. The completion of the Company’s strategic growth projects is expected to support structurally higher EBITDA and investable cash flow in the coming periods

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Sales	14,714	15,196	14,552	62,441	68,275
Operating income/(loss)	529	663	(1,980)	3,310	2,340
Net (loss)/income attributable to equity holders of the parent	(390)	287	(2,966)	1,339	919
Adjusted net income attributable to equity holders of the parent[5]	404	488	982	2,326	4,867
Basic (loss)/earnings per common share (US$)	(0.51)	0.37	(3.57)	1.70	1.09
Adjusted basic earnings per common share (US$)[5]	0.52	0.63	1.18	2.95	5.78

Operating income/(loss)/tonne (US$/t)	39	50	(149)	61	42
EBITDA	1,654	1,581	1,454	7,053	8,742
EBITDA/tonne (US$/t)	122	118	110	130	157

Crude steel production (Mt)	14.0	14.8	13.7	57.9	58.1
Steel shipments (Mt)	13.5	13.4	13.3	54.3	55.6
Total Group iron ore production (Mt)	12.6	10.1	10.0	42.4	42.0
Iron ore production (Mt) (AMMC and Liberia only)	8.9	6.6	6.2	27.9	26.0
Iron ore shipment (Mt) (AMMC and Liberia only)	7.6	6.3	6.1	26.4	26.4

Weighted average common shares outstanding (in millions)	772	778	830	788	842

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“2024 saw the completion of the dss+ Group-wide safety audit, which was commissioned to help accelerate our progress to becoming a safer company. The recommendations are being implemented across the Group, with our teams everywhere determined to demonstrate that the significant efforts underway are yielding positive results.

“Last year was challenging from a global economic perspective, but, despite this EBITDA per tonne at $130 is considerably higher than the five- year-average pre-COVID. It is testament to the core strength of the Company that we are generating free cash flow, investing for growth and returning cash to shareholders in these markets. The long-term outlook for the steel industry is positive and our global presence means we have a unique opportunity to prioritize investment in markets where there is a strong outlook for growth and returns. We are particularly focused on Brazil, India, and the US, where we are enhancing our ability to meet automotive demand through a new high quality electric arc furnace at AM/NS Calvert and a new electric steel facility announced today.

“ArcelorMittal's absolute emissions are down 50% from 2018, including steps taken to shape the business with a portfolio of lower carbon operations. Current decarbonization investment is focused on ramping up production of the electric arc furnace in Sestao (Spain), which produces high quality low-carbon flat products, and the new EAF in Gijón (Spain). Electric arc furnaces now comprise 25% of our global production, up from 19% in 2018.

“Looking to the year ahead, while inventory levels are low and apparent demand is expected to improve, our industry continues to be characterized by global overcapacity and we are supportive of policy to address this in our markets. Further action is particularly necessary in Europe, which was impacted by increased imports in 2024, further adding to the pressures on European manufacturing. It is critical that we see progress in 2025 both in providing necessary emergency relief and creating a policy environment that incentivizes the investment required to accelerate decarbonization in Europe.”

Safety and sustainable development

Health and Safety focus:

Protecting employee health and well-being remains an overarching priority of the Company. LTIF rate of 0.79x in 4Q 2024 (vs. 0.88x in 3Q 2024 and 1.34x in 4Q 2023).

Business specific plans have been developed to implement the recommendations of the dss+ independent safety audit conducted in 2024 to support the Company's journey to zero fatalities. Key highlights of our progress this quarter include:

•	The new Process Safety Framework has now been launched with a first wave of 12 assets
•	The health and safety assurance model has been strengthened, with three lines of assurance across all business units, to provide more comprehensive oversight starting in 1Q 2025. The third line will directly report to the Board
•	Progress in the development of ‘One Safety Culture’ across the Group will be measured in June 2025
•	ArcelorMittal employees were certified on the Life Saving Golden rules in 2024. The certification is designed to raise awareness of the importance of these rules and will be rolled out to regular contractors during 1H 2025
•	Consequence management standards are becoming stronger across the Group as a result of our Just and Fair expectations rolled out in January 2025. Furthermore, we are tracking and auditing the compliance of local policies mirroring these expectations. We also continue to strengthen the health and safety focus in all our HR processes and practices.

Further updates will be provided on our progress in implementing the safety audit recommendations at relevant milestones.

Own personnel and contractors – Lost time injury frequency rate

	4Q 24	3Q 24	4Q 23	12M 24	12M 23
North America	0.31	0.43	0.40	0.27	0.22
Brazil	0.27	0.33	0.18	0.21	0.26
Europe	1.61	1.47	1.50	1.34	1.46
Sustainable Solutions	0.87	1.23	0.59	1.01	0.78
Mining	0.24	0.14	—	0.18	0.10
Others	0.88	1.20	3.08	0.81	1.39
Total	0.79	0.88	1.34	0.70	0.92

Sustainable development highlights:

•	In November 2024, the Company provided an update on its decarbonization plans in Europe:

Decarbonization investments in Europe are progressing at a slower pace than initially envisioned. The previously announced intention to replace several blast furnaces with lower carbon emissions “hydrogen ready” DRI-EAF facilities was premised on a favorable combination of policy, technology and market developments that would help offset the significantly higher capital and operating costs involved. Progress so far has been insufficient to support the investment case. We expect several important developments in 2025, including the scheduled review of the Carbon Border Adjustment Mechanism (CBAM), an anticipated review of the steel safeguards (necessary to protect the industry from unfair trade resulting from China’s excess capacity), and the publication of the Steel and Metals Action Plan amongst others.

We continue to optimize our decarbonization plans, focused on achieving an acceptable return on the capital to be invested. Whilst we await more support and policy progress, we are continuing with engineering work, as well as analyzing a phased approach that would first start with constructing electric arc furnaces, which can also be fed with scrap steel to significantly reduce emissions.

ArcelorMittal remains committed to decarbonizing and achieving net-zero by 2050. Since 2018 absolute emissions (scope 1 and 2) have decreased by ~50%, primarily due to footprint and portfolio optimization of some of our most CO2e intensive capacity[10]. In addition, electric arc furnaces (EAF) now comprise 25% of our global production, up from 19% in 2018.

Since 2018, the Company has invested $1.0 billion globally related to decarbonization projects and initiatives. Activity undertaken specifically in Europe to date includes:

–	Gijón: In May 2024 commenced construction of a 1.1Mt EAF at our long products plant in Gijón, Spain. This is anticipated to ultimately lead to a reduction of 1Mt of CO2e.

–	Sestao: Good progress is being made with our efforts to increase production to 1.6Mt by 2026 at our flat products plant in Sestao, Spain, where we have two EAFs. Once complete, much of this production will be our XCarb® recycled and renewably produced low-carbon emissions steel.

–	XCarb®: We continue to lead the market with sales of our XCarb® low-carbon emissions steel, which have a carbon footprint of as low as 300kg per tonne of steel produced. XCarb® sales increased from 0.2Mt in 2023 to 0.4Mt in 2024. The Sestao revamp project is expected to materially increase the Company’s ability to produce low-carbon emissions flat products.

Analysis of results for the twelve months ended December 31, 2024 versus results for the twelve months ended December 31, 2023

Sales for 12M 2024 decreased by 8.5% to $62.4 billion as compared with $68.3 billion for 12M 2023, primarily due to 7.6% lower average steel selling prices and a 2.4% decline in steel shipments. On a scope adjusted basis (i.e. excluding ArcelorMittal Pecem which was consolidated on March 9, 2023 and Kazakhstan operations that were sold on December 7, 2023), 12M 2024 steel shipments were 1.7% higher as compared to 12M 2023.

Operating income for 12M 2024 of $3.3 billion was 41.4% higher as compared to $2.3 billion in 12M 2023. 12M 2024 was impacted by impairment charges of $116 million2 and exceptional items of $216 million3, including restructuring costs related to business optimization primarily through asset concentration. 12M 2023 was primarily impacted by $2.4 billion non-cash charges following the sale of the Company's operations in Kazakhstan.

EBITDA in 12M 2024 decreased by 19.3% to $7,053 million as compared to $8,742 million in 12M 2023, primarily due to negative price-cost effects on the steel business, the impacts of the illegal blockade in our Mexican operations in North America results (which has since been resolved), and the impact of 8.3% lower iron ore reference prices on Mining segment results.

Net income for 12M 2024 increased to $1,339 million as compared to $919 million for 12M 2023. 12M 2023 was affected by the Kazakhstan disposal referenced above and $1.4 billion related to the impairment of the Company’s investment in the joint venture Acciaierie d'Italia (ADI). 12M 2024 was impacted in particular by higher foreign exchange losses and financing costs (largely due to the US$ appreciation against most currencies) and higher tax-related charges (including a $0.4 billion tax expense from a tax rate reduction in Luxembourg4 and $0.2 billion provision relating to tax litigations4 during 4Q 2024). ArcelorMittal adjusted net income in 12M 2024 of $2,326 million compared to $4,867 million in 12M 2023. Adjusted basic earnings per common share5 for 12M 2024 was $2.95 as compared to $5.78 for 12M 2023.

Net cash provided by operating activities for 12M 2024 was $4.9 billion and includes a working capital release of $0.1 billion as compared to net cash provided by operating activities of $7.6 billion, including a working capital release of $1.6 billion, for 12M 2023. Capex spending in 12M 2024 totalled $4.4 billion (including $1.3 billion on strategic growth projects) as compared to $4.6 billion for 12M 2023 (including $1.4 billion on strategic growth projects). The Company generated free cash flow in 12M 2024 of $0.3 billion as compared to $2.9 billion in 12M 2023. Ongoing shareholder returns of $1.7 billion (including $0.4 billion of dividends) and M&A (primarily Vallourec) led to an increase in net debt to $5.1 billion as at December 31, 2024, as compared to $2.9 billion as at December 31, 2023.

Analysis of results for 4Q 2024 versus 3Q 2024

Sales in 4Q 2024 declined by 3.2% to $14.7 billion as compared to $15.2 billion in 3Q 2024.

Operating income of $529 million in 4Q 2024 was 20.2% lower as compared to 3Q 2024 due to impairment charges of $80 million2 and exceptional items of $142 million3 (including restructuring costs related to business optimization primarily through asset concentration) as compared to impairment charges of $36 million and exceptional items of $74 million in 3Q 2024.

EBITDA in 4Q 2024 increased by 4.6% to $1,654 million as compared to $1,581 million in 3Q 2024, primarily due to improvement in the Mining segment, offset in part by weaker results in North America (negative price-cost effect).

ArcelorMittal recorded a net loss in 4Q 2024 of $390 million, compared to net income of $287 million in 3Q 2024 primarily due to lower operating income as discussed above, higher foreign exchange losses and financing costs and higher taxes as discussed above. ArcelorMittal recorded adjusted net income in 4Q 2024 of $404 million as compared to $488 million in 3Q 2024.

Net cash provided by operating activities during 4Q 2024 amounted to $2.5 billion and includes a $1.6 billion release of working capital. Capex for the quarter amounted to $1.1 billion (including $0.3 billion spent on strategic growth projects), leading to free cash flow of $1.3 billion. Net debt decreased to $5.1 billion on December 31, 2024, as compared to $6.2 billion on September 30, 2024, due to positive free cash flow offset by ongoing share buybacks ($0.1 billion) and dividends to ArcelorMittal shareholders ($0.2 billion).

Analysis of operations

North America

(USDm) unless otherwise shown	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Sales	2,625	2,762	2,942	11,896	12,978
Operating income	158	229	280	1,310	1,917
Depreciation	(131)	(129)	(157)	(509)	(535)
EBITDA	289	358	437	1,819	2,452
Crude steel production (Kt)	1,883	1,652	2,185	7,538	8,727
- Flat shipments (Kt)	1,952	1,960	2,028	8,022	8,220
- Long shipments (Kt)	561	540	709	2,486	2,734
Steel shipments* (Kt)	2,391	2,408	2,590	10,063	10,564
Average steel selling price (US$/t)	892	955	948	985	1,024

* North America steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels: 4Q'24 333kt; 3Q'24 577kt; 4Q'23 432kt; 12M'24 1,867kt and 12M'23 1,660kt.

Sales in 4Q 2024 decreased by 4.9% to $2.6 billion, as compared to $2.8 billion in 3Q 2024 primarily on account of a 6.6% decrease in average steel selling prices.

Following the resolution of the illegal blockade as previously reported, crude steel production in ArcelorMittal Mexico continued to normalize during 4Q 2024 and is expected to fully recover in 1Q 2025.

Operating income in 4Q 2024 decreased by 31.3% to $158 million as compared to $229 million in 3Q 2024, primarily due to a negative price-cost effect (primarily due to lower steel selling prices), which more than offset the volume recovery in Mexico.

EBITDA in 4Q 2024 of $289 million was 19.1% lower as compared to $358 million in 3Q 2024 as discussed above.

Brazil

(USDm) unless otherwise shown	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Sales	2,889	3,218	2,709	12,401	13,163
Operating income	358	414	171	1,399	1,461
Depreciation	(96)	(83)	(77)	(361)	(341)
Impairment items	(43)	—	—	(43)	—
EBITDA	497	497	248	1,803	1,802
Crude steel production (Kt)	3,527	3,842	3,533	14,540	13,986
- Flat shipments (Kt)	2,367	2,464	2,402	9,409	8,833
- Long shipments (Kt)	1,121	1,335	1,171	4,732	4,905
Steel shipments (Kt)	3,478	3,787	3,562	14,082	13,681
Average steel selling price (US$/t)	773	787	852	816	939

Sales in 4Q 2024 declined by 10.2% to $2.9 billion as compared to $3.2 billion in 3Q 2024, primarily due to an 8.2% decrease in steel shipments (mainly exports) and a 1.8% decline in average steel selling prices.

The Vega cold rolling mill complex that was commissioned in 1H 2024 is performing well, leading to increased galvanized and cold rolled coil capacity. The Company expects the EBITDA contribution from this project to be $0.1 billion in 12M 2025, compared to $20 million generated in 12M 2024.

Impairment charges for 4Q 2024 of $43 million relate to the write-off of certain civil works on the Monlevade expansion project which has been stopped.

Operating income in 4Q 2024 of $358 million was 13.6% lower as compared to $414 million in 3Q 2024, primarily due to the impairment charges discussed above.

EBITDA in 4Q 2024 was stable at $497 million as compared to 3Q 2024 with a positive price-cost effect offsetting the impact of lower steel shipments.

Europe

(USDm) unless otherwise shown	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Sales	7,142	7,141	6,627	29,952	31,695
Operating income/(loss)	111	12	(4)	386	879
Depreciation	(305)	(281)	(287)	(1,128)	(1,098)
Impairment items	—	(36)	—	(36)	—
Exceptional items	—	(74)	—	(74)	—
EBITDA	416	403	283	1,624	1,977
Crude steel production (Kt)	7,696	7,870	6,540	31,211	28,445
- Flat shipments (Kt)	5,084	4,897	4,570	20,489	19,570
- Long shipments (Kt)	2,133	1,907	1,840	8,183	8,001
Steel shipments (Kt)	7,213	6,803	6,407	28,659	27,559
Average steel selling price (US$/t)	852	915	935	910	995

Sales in 4Q 2024 were stable at $7.1 billion as compared to 3Q 2024, primarily due to a 6.0% increase in steel shipment volumes (following seasonality and maintenance in the long products business in 3Q 2024) offset by a 6.9% decline in average steel selling prices.

Operating income in 4Q 2024 of $111 million was higher as compared to operating income in 3Q 2024 of $12 million. 3Q 2024 was impacted by charges related to business optimization primarily through asset concentration. This included impairment charges of $36 million, related to the closure of the coke oven battery in Krakow (Poland) and by exceptional items of $74 million, reflecting restructuring costs at the same site.

EBITDA in 4Q 2024 of $416 million as compared to $403 million in 3Q 2024 primarily due to higher steel shipments, offset in part by a negative price-cost effect.

India and JVs

Income from associates, joint ventures and other investments (excluding impairments and exceptional items, of which there were none in the periods) for 4Q 2024 was $194 million, including positive contribution from Vallourec, as compared to $162 million in 3Q 2024.

ArcelorMittal has investments in various joint venture and associate entities globally. The Company considers Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

 AMNS India

(USDm) unless otherwise shown	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Production (Kt) (100% basis)	1,950	1,743	1,964	7,544	7,463
Shipments (Kt) (100% basis)	2,138	1,887	1,868	7,933	7,251
Sales (100% basis)	1,583	1,537	1,712	6,515	6,710
EBITDA (100% basis)	133	162	499	844	1,936

Sales in 4Q 2024 increased by 3.0% to $1.6 billion as compared to $1.5 billion in 3Q 2024, primarily due to higher steel shipments (up 13.3%), which was offset in part by lower average steel selling prices.

EBITDA during 4Q 2024 declined by 18.1% to $133 million as compared to $162 million in 3Q 2024, driven by a negative price-cost effect (mainly driven by lower steel selling prices), offset in part by higher steel shipments.

 Calvert

(USDm) unless otherwise shown	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Production (Kt) (100% basis)	984	1,094	1,052	4,496	4,654
Shipments (Kt) (100% basis)	941	1,015	1,079	4,232	4,469
Sales (100% basis)	1,010	1,054	1,114	4,544	4,860
EBITDA (100% basis)	134	126	90	614	374
Production includes all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs. Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products. EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.

Sales in 4Q 2024 declined by 4.1% to $1.0 billion as compared to $1.1 billion in 3Q 2024 primarily due to lower shipments driven by weaker demand.

EBITDA during 4Q 2024 of $134 million was 7.0% higher as compared to $126 million in 3Q 2024, primarily due to lower costs.

Sustainable Solutions

(USDm) unless otherwise shown	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Sales	2,400	2,542	2,457	10,722	11,467
Operating (loss)/income	(41)	17	15	57	225
Depreciation	(56)	(38)	(38)	(178)	(143)
Exceptional items	(79)	—	—	(79)	—
EBITDA	94	55	53	314	368

Sales in 4Q 2024 declined by 5.6% to $2.4 billion as compared to $2.5 billion in 3Q 2024.

Operating loss in 4Q 2024 was $41 million as compared to an operating income of $17 million in 3Q 2024, due to exceptional items of $79 million primarily related to restructuring of the distribution network, resulting in a concentration of sites to improve efficiencies.

EBITDA in 4Q 2024 of $94 million was 71.1% higher as compared to $55 million in 3Q 2024 due to improved profitability in the downstream and Projects businesses.

Mining

(USDm) unless otherwise shown	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Sales	704	589	764	2,663	3,077
Operating income	246	128	270	770	1,144
Depreciation	(67)	(65)	(69)	(263)	(238)
EBITDA	313	193	339	1,033	1,382
Iron ore production (Mt)	8.9	6.6	6.2	27.9	26.0
Iron ore shipment (Mt)	7.6	6.3	6.1	26.4	26.4

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.

Sales in 4Q 2024 increased by 19.4% to $704 million as compared to $589 million in 3Q 2024, primarily due to higher iron ore shipments (18.8%) and higher iron ore reference prices (3.6%).

Iron ore production in 4Q 2024 increased by 34.9% to 8.9Mt as compared to 6.6Mt in 3Q 2024 with improved performance at both ArcelorMittal Mines Canada (best performance since 4Q 2018) and in Liberia. This increased production drove the increase in shipments.

Operating income in 4Q 2024 increased by 92.3% to $246 million as compared to $128 million in 3Q 2024 driven by higher pricing (higher iron ore reference prices (3.6%) and lower freight), higher iron ore shipment volumes (18.8%) and lower costs.

For the same reasons, EBITDA in 4Q 2024 of $313 million was 62.8% higher as compared to $193 million in 3Q 2024.

Other recent developments

•	On February 6, 2025, ArcelorMittal announced a project to construct an advanced manufacturing facility in Calvert, Alabama that could produce up to 150Kt of non-grain-oriented electrical steel (NOES) annually. The NOES facility would be sited near ArcelorMittal’s existing joint venture AMNS Calvert with Nippon Steel Corporation. NOES plays a crucial role in the performance and efficiency of electric motors used to power battery electric vehicles, plug in hybrid electric vehicles and hybrid vehicles as well as other specialized commercial, industrial, and power generation applications. Given the nature of the US auto market (larger vehicles, full-size pickups, SUVs) there is rapidly growing demand for the most sophisticated NOES for which there is limited US domestic supply capabilities. Net capex to build the plant is estimated at $0.9 billion8. The plant is anticipated to commence production in 2H 2027 and expected to generate annual EBITDA of $0.2 billion on full capacity.
•	On January 3, 2025, the US President issued an order prohibiting Nippon Steel Corporation ("NSC") from acquiring US Steel but the parties were granted an extension to June 18, 2025 to permanently abandon the transaction. The ArcelorMittal agreement with NSC regarding the acquisition of its 50% stake in Calvert remains in place until such date.
•	On December 13, 2024, ArcelorMittal issued €500 million 3.125% notes due December 13, 2028 (the “2028 Notes”) and €500 million 3.5% notes due December 13, 2031 (the “2031 Notes” and together with the 2028 Notes, the "Notes"). The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Programme. The use of proceeds of the issuance was general corporate purposes and refinancing of existing indebtedness.

Outlook

The Company expects world ex-China apparent steel consumption ("ASC") to grow by 2.5% to 3.5% in 2025 as compared to 2024, which is expected to support steel shipment growth in 2025. Expectations for ASC by region in 2025: Europe flat products to grow 0% to 2%; US flat products to grow 1% to 3%; China to remain stable; Brazil to be stable (following strong growth in 2024 of 8%) and India to grow 6% to 7%. Whilst near-term demand is expected to remain subdued, given the low inventory environment, especially in Europe, the Company is optimistic that restocking activity will supplement real demand improvement in time.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Dec 31, 2024	Sept 30, 2024	Dec 31, 2023
ASSETS
Cash and cash equivalents	6,484	5,094	7,783
Trade accounts receivable and other	3,375	4,238	3,661
Inventories	16,501	18,474	18,759
Prepaid expenses and other current assets	3,022	3,255	3,037
Total Current Assets	29,382	31,061	33,240

Goodwill and intangible assets	4,453	4,762	5,102
Property, plant and equipment	33,311	34,535	33,656
Investments in associates and joint ventures	11,420	11,304	10,078
Deferred tax assets	8,942	9,525	9,469
Other assets	1,877	1,981	2,372
Total Assets	89,385	93,168	93,917

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,748	2,356	2,312
Trade accounts payable and other	12,921	13,164	13,605
Accrued expenses and other current liabilities	6,156	5,761	5,852
Total Current Liabilities	21,825	21,281	21,769

Long-term debt, net of current portion	8,815	8,903	8,369
Deferred tax liabilities	2,338	2,318	2,432
Other long-term liabilities	5,121	5,302	5,279
Total Liabilities	38,099	37,804	37,849

Equity attributable to the equity holders of the parent	49,223	53,308	53,961
Non-controlling interests	2,063	2,056	2,107
Total Equity	51,286	55,364	56,068
Total Liabilities and Shareholders’ Equity	89,385	93,168	93,917

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2024	Sept 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Sales	14,714	15,196	14,552	62,441	68,275
Depreciation (B)	(709)	(646)	(703)	(2,632)	(2,675)
Impairment items[2] (B)	(80)	(36)	(112)	(116)	(112)
Exceptional items[3] (B)	(142)	(74)	—	(216)	—
Impact on disposal of Kazakhstan operations[2] (B)	—	—	(2,431)	—	(2,431)
Operating income/(loss) (A)	529	663	(1,980)	3,310	2,340
Operating margin %	3.6%	4.4%	(13.6) %	5.3%	3.4%

Income from associates, joint ventures and other investments (excluding impairments and exceptional items) (C)	194	162	188	779	1,184
Impairments of associates, joint ventures and other investments	—	—	(1,405)	—	(1,405)
Net interest expense	(32)	(8)	(3)	(110)	(145)
Foreign exchange and other net financing loss	(348)	(112)	(240)	(981)	(714)
Non-cash mark-to-market loss until acquisition of c.28.4% Vallourec shares	—	(91)	—	(83)	—
Income/(loss) before taxes and non-controlling interests	343	614	(3,440)	2,915	1,260
Current tax expense	(361)	(164)	(128)	(1,025)	(1,008)
Deferred tax (expense)/benefit	(387)	(151)	582	(510)	770
Income tax (expense)/benefit (net)	(748)	(315)	454	(1,535)	(238)
Net (loss)/ income including non-controlling interests	(405)	299	(2,986)	1,380	1,022
Non-controlling interests income/(loss)	15	(12)	20	(41)	(103)
Net (loss)/ income attributable to equity holders of the parent	(390)	287	(2,966)	1,339	919

Basic/(loss) earnings per common share ($)	(0.51)	0.37	(3.57)	1.70	1.09
Diluted/(loss) earnings per common share ($)	(0.51)	0.37	(3.57)	1.69	1.09

Weighted average common shares outstanding (in millions)	772	778	830	788	842
Diluted weighted average common shares outstanding (in millions)	772	781	830	791	845

OTHER INFORMATION
EBITDA (A-B+C)	1,654	1,581	1,454	7,053	8,742
EBITDA Margin %	11.2%	10.4%	10.0%	11.3%	12.8%

Total Group iron ore production (Mt)	12.6	10.1	10.0	42.4	42.0
Crude steel production (Mt)	14.0	14.8	13.7	57.9	58.1
Steel shipments (Mt)	13.5	13.4	13.3	54.3	55.6

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Twelve months ended
In millions of U.S. dollars	Dec 31, 2024	Sept 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Operating activities:
(Loss)/income attributable to equity holders of the parent	(390)	287	(2,966)	1,339	919
Adjustments to reconcile net result to net cash provided by operations:
Non-controlling interests (loss)/income	(15)	12	(20)	41	103
Depreciation and impairments[2]	789	682	815	2,748	2,787
Exceptional items[3]	142	74	—	216	—
Impact on disposal of Kazakhstan operations[2]	—	—	2,431	—	2,431
Income from associates, joint ventures and other investments	(194)	(162)	(188)	(779)	(1,184)
Impairment of equity-method investments	—	—	1,405	—	1,405
Deferred tax expenses/(benefit)	387	151	(582)	510	(770)
Change in working capital	1,605	132	2,470	102	1,604
Other operating activities (net)	144	235	(37)	675	350
Net cash provided by operating activities (A)	2,468	1,411	3,328	4,852	7,645
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,133)	(1,051)	(1,450)	(4,405)	(4,613)
Other investing activities (net)	15	(814)	464	(582)	(1,235)
Net cash used in investing activities	(1,118)	(1,865)	(986)	(4,987)	(5,848)
Financing activities:
Net proceeds/(payments) relating to payable to banks and long-term debt	667	(109)	(195)	1,231	(1,334)
Dividends paid to ArcelorMittal shareholders	(193)	—	(184)	(393)	(369)
Dividends paid to minorities shareholders (C)	(18)	(85)	(31)	(187)	(162)
Share buyback	(133)	(277)	(466)	(1,300)	(1,208)
Lease payments and other financing activities (net)	76	(62)	(53)	(31)	(593)
Net cash provided/(used) by financing activities	399	(533)	(929)	(680)	(3,666)
Net increase/(decrease) in cash and cash equivalents	1,749	(987)	1,413	(815)	(1,869)
Effect of exchange rate changes on cash	(347)	147	128	(471)	255
Change in cash and cash equivalents	1,402	(840)	1,541	(1,286)	(1,614)

Free cash flow (A+B+C)	1,317	275	1,847	260	2,870

Appendix 1: Capital expenditures1

(USD million)	4Q 24	3Q 24	4Q 23	12M 24	12M 23
North America	149	50	117	410	426
Brazil	252	213	292	879	917
Europe	267	374	398	1,359	1,398
Sustainable Solutions	142	75	322	457	611
Mining	257	268	205	1,022	784
Others	66	71	116	278	477
Total	1,133	1,051	1,450	4,405	4,613

Appendix 1a: Investable cashflow and capex split

(USD million)	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Net cash provided by operating activities	2,468	1,411	3,328	4,852	7,645
Maintenance/normative capex	735	666	878	2,824	2,944
Investable cashflow	1,733	745	2,450	2,028	4,701
Strategic capex	331	284	505	1,288	1,432
Decarbonization capex	67	101	67	293	237

Appendix 1b: Strategic growth projects completed during the last 4 quarters

Segment	Site / unit	Capacity / details	Impact on EBITDA *	Key date
Brazil	ArcelorMittal Vega Do Sul	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	$0.1bn	2Q 2024 (first coil)
Sustainable Solutions	Andhra Pradesh (India)	Renewable energy project: 1GW of nominal capacity solar and wind power	$0.1bn (incl.our share of net income in AMNS India)	Commissioning in progress
AMNS Calvert (US)	Calvert**	New 1.5Mt EAF and caster	$85m (incl.our share of net income)	Commissioning underway

Appendix 1c: Ongoing strategic growth projects7

Segment	Site / unit	Capacity / details	Impact on EBITDA *	Key date / forecast completion
Brazil	Serra Azul mine	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	$100m	2H 2025
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4Mt/pa	$70m	2H 2025
Europe	Mardyck (France)	New Electrical Steels. Facilities to produce 170kt NGO Electrical Steels (of which 145kt for auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	$100m	1H 2025 ACL 2H 2025 APL/REV
Mining	Liberia mine	Phase 2: Iron ore expansion to 20Mt/year; blending a portion of the new concentrate with crushed ore product to produce a sinter feed blend (>62% Fe)	Revised to $450m (previously $350m)	(first concentrate produced) full 20Mt capacity expected end of 2025
North America	Las Truchas mine (Mexico)	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3Mt/year) with DRI concentrate grade capability	$50m	1H 2026
AMNS India	Hazira**	Debottlenecking existing assets; AMNS India medium-term Phase 1 plans are to expand and grow in Hazira to ~15Mt by end of 2026; ongoing downstream projects; plans for expansion to 24Mt under preparation by 2030; additional greenfield opportunities under development	$0.4bn (our 60% share of net income for Phase 1 and ongoing downstream projects)	2H 2026
North America	AM Calvert (US)	Advanced manufacturing facility for non-grain-oriented electrical steel (NOES) with a capacity of up to 150kt per year, essential for EV production and other commercial / industrial applications. The project consists of annealing and pickling line (APL), reversing cold mill (RCM) and annealing and varnishing (ACL).	$230m	2H 2027

* Estimate of additional EBITDA based on full capacity and assuming prices/spreads generally in line with the averages of the 2015-2020 period; ** AMNS India and AMNS Calvert are share of net income

Appendix 2: Debt repayment schedule as of December 31, 2024

(USD billion)	2025	2026	2027	2028	≥2029	Total
Bonds	1.0	1.0	1.2	0.5	4.2	7.9
Commercial paper	0.7	—	—	—	—	0.7
Other loans	1.0	0.3	0.7	0.2	0.8	3.0
Total gross debt	2.7	1.3	1.9	0.7	5.0	11.6

As of December 31, 2024, the average debt maturity is 6.7 years.

Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Dec 31, 2024	Sept 30, 2024	Dec 31, 2023
Gross debt	11,563	11,259	10,681
Less: Cash and cash equivalents	(6,484)	(5,094)	(7,783)
Net debt	5,079	6,165	2,898

Net debt / LTM EBITDA	0.7	0.9	0.3

Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	4Q 24	3Q 24	4Q 23	12M 24	12M 23
Net (loss)/income attributable to equity holders of the parent	(390)	287	(2,966)	1,339	919
Impairment items[2]	(80)	(36)	(112)	(116)	(112)
Exceptional items[3]	(142)	(74)	—	(216)	—
Impact on disposal of Kazakhstan operations[2]	—	—	(2,431)	—	(2,431)
Impairment of associates, joint ventures, and other investments	—	—	(1,405)	—	(1,405)
Mark-to-market loss on purchase of c.28.4% stake in Vallourec	—	(91)	—	(83)	—
One-off tax charges[4]	(572)	—	—	(572)	—
Adjusted net income attributable to equity holders of the parent	404	488	982	2,326	4,867

Weighted average common shares outstanding (in millions)	772	778	830	788	842
Adjusted basic EPS $/share	0.52	0.63	1.18	2.95	5.78

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.

Adjusted net income: refers to reported net income(loss) less impairment items and exceptional items (including mark-to-market on purchase of Vallourec shares and one-off tax charges).

All-in cash yield: is calculated as share buybacks plus dividends paid to ArcelorMittal shareholders in June and December divided by annual average market capitalization.

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e.: AMNS India and Calvert).

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: defined as operating income (loss) plus depreciation, impairment items and exceptional items and income (loss) from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Equity book value per share: is calculated as the equity attributable to the equity holders of the parent divided by the diluted number of shares at the end of the period.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Maintenance/normative capex: refers to capital expenditures outside of strategic capital expenditures and decarbonization projects (and includes cost reduction plans and environment projects as well as general maintenance capital expenditures).

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income.

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Operating segments: North America segment includes the Flat, Long and Tubular operations of Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and includes Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business. The Others segment includes the Flat, Long and Tubular operations of Kazakhstan (till December 7, 2023), Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan (till December 7, 2023). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shares outstanding fully diluted basis: refers to the total number of shares outstanding (shares issued less treasury shares) plus Mandatorily Convertible Subordinated Notes ("MCNs") which were converted into shares in May 2023.

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): refers to movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

XCarb® is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb® brand, we have launched three XCarb® initiatives: the XCarb® innovation fund, XCarb® green steel certificates and XCarb® recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These are issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites. XCarb® sales in 2024 totaled c.0.4 million tonnes. Sestao flat products plant (2 EAFs) is increasing production to 1.6 million tonnes by 2026 and much of production to be XCarb®.

Footnotes

1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.	Impairment charges of $116 million for 12M 2024, $37 million related to the closure of the ArcelorMittal South Africa long business (4Q 2024), $43 million impairment of civil works for the Monlevade project in Brazil (4Q 2024) and $36 million related to the closure of the coke oven battery in Krakow (Poland) in 3Q 2024. Impairment charge for 12M 2023 (excluding that related to the sale of operations in Kazakhstan) amounted to $0.1 billion, related to the Long business of ArcelorMittal South Africa. In addition, in 12M 2023, following the sale of the Company's steel and mining operations in Kazakhstan the Company recorded a $0.9 billion non-cash impairment charge (including $0.2 billion goodwill), and recorded $1.5 billion cumulative translation losses (previously recorded against equity) through the Consolidated Statements of Operations. These items are considered exceptional items for the calculation of adjusted net income.
3.	Exceptional charges of $216 million in 12M 2024 including restructuring costs related to business optimization primarily through asset concentration. Specifically, $79 million restructuring charges in the Sustainable solutions division (4Q 2024), $63 million related to closure of the long business of ArcelorMittal South Africa (4Q 2024) and $74 million related to restructuring costs related to the closure of the coke oven battery in Krakow (Poland) in 3Q 2024.
4.	One-off tax charges relate to i) In December 2024, Luxembourg passed a law resulting in a decrease of the statutory tax rate in Luxembourg (effective January 1, 2025) from 24.94% to 23.87%. The decrease in the deferred tax asset and resulting deferred tax expense was $0.4 billion in 4Q 2024; and ii) $0.2 billion provision relating to tax litigations. Both items are considered exceptional items for the calculation of adjusted net income.
5.	See Appendix 4 for reconciliation of adjusted net income and adjusted basic earnings per share.
6.	September 2020 was the inception date of the ongoing share buyback programs. The Company has repurchased 52 million shares during 12M 2024; totalling 78.2 million shares from the current 85 million share buyback program.
7.	Out of the total $1.9 billion EBITDA potential, it is considered that $0.3 billion has been achieved to date from the completion of the Mexico HSM project on an observed run-rate basis, $0.4 billion is expected in 2025, $0.6 billion in 2026 and $0.6 billion in 2027 and beyond. The estimate of potential additional contribution to EBITDA is based on assumptions once ramped up to full capacity and assuming prices/spreads generally in line with the averages of 2015-2020. The Monlevade expansion project in Brazil has now been cancelled. Other projects under development include: ArcelorMittal Brasil is developing a plan to construct a new high added value finishing line and a coating line for approximately R$3.8~R$4.0 billion capex at its Tubarão facility. The Company is moving forward with detailed engineering (a full feasibility study) and construction is expected to take ~3 years. Strategic projects capex in 12M 2024 primarily included investments for the Liberia expansion project (41%), the renewables energy project in India (14%) and Mardyck electrical steels (14%).
8.	Gross capex of $1.2 billion. Net amount of $0.9 billion, reflecting the value of federal, state and local support.
9.	Liquidity at the end of December 31, 2024 of $12.0 billion consisted of cash and cash equivalents of $6.5 billion and $5.5 billion of available credit lines.
10.	The 2018 baseline reflects assets owned by ArcelorMittal in 2018, and does not take into consideration footprint and portfolio optimization.

Fourth quarter 2024 earnings analyst conference call

ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month and twelve-month period ended December 31, 2024 on: Thursday February 6, 2025, at 9.30am US Eastern time. 14.30pm London time and 15.30pm CET.

To access via the conference call and ask a question during the Q&A, please register in advance: https://register.vevent.com/register/BI22a60871e7224ca7824a278f22f4531f

Alternatively, the webcast can be accessed live on the day: https://edge.media-server.com/mmc/p/cjhvkxyu

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP/Alternative Performance Measures

This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF), adjusted net income, adjusted basic earnings per share and the ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. As announced previously, the definition of EBITDA has been revised to include income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt, liquidity and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cashflow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cashflow that is available for allocation at management’s discretion. The Company’s guidance as to additional EBITDA estimated to be generated from certain projects is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2024, ArcelorMittal had revenues of $62.4 billion and crude steel production of 57.9 million metric tonnes, while iron ore production reached 42.4 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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